INVESTOR DECK

yellowpay

Revolutionizing B2B payments & material financing within the construction sector.

Yellowpay at glance

Yellowpay is a B2B payment solution solving the pains of payments and material financing in the construction sector

Material supplier

Payment portal for material suppliers to offer Net 120[1] terms on all their invoices. Vendor get paid up front, customers get to pay later.

Contractor

Payment portal for contractors to finance and get Net 120 on all their building material purchases. Better alignment with their payment cycles.



Bill details
Vendor name
Bill amount ($)
Payment method
Bank transfer (ACH)
Pay later (for material purchases only)
Continue
Bill details
Vendor name
Bill amount ($)
Payment method
Bank transfer (ACH)
Pay later (for material purchases only)
Continue

1. Net 120 means that the full invoice amount is due in 120 days

Key Investment highlights

Large market opportunity

Potential net revenue of $10 billion.

Exceptional early growth

Signed deals for $150 million in credit giving net yearly income of $5.4 million.

Strong team

Experienced founders with complementary skillset and deep domain experience. Founders and employees invests a six-figure sum.

Profitable at launch

Profitable from month 1 as credit volume exceeds $2 million a month.

- Yellowpay is a payment solution tailored for contractors and material suppliers. Leveraging technology to create superior customer experiences and competitive advantage, we are experiencing high demand for our Buy Now, Pay Later service where vendors get paid up front while contractors can extend payment terms with 120 days. The building materials market size is an enormous $296 billion market. With an attractive interest rate of 30% APR[1] and a manageable 3.5%[2] expected credit loss, the revenue potential is huge.
- We are seeing strong demand for our services and have already signed $150 million in credit demand, which is equivalent to a net yearly income level of $5.4 million. Visible pipeline of an additional $500 million of credit demand.
- To support further growth, we are fundraising $2 million of equity and $1 million of debt. The founders and employees will invest a six-figure sum in this round. The investment will make us profitable from month 1, as credit volume exceeds $2 million a month.

1) APR = The Annual Percentage Rate is the yearly interest rate, including fees, expressed as a percentage
2) Expected loss rate on our capital base annually, not on our annual credit volume. As we recycle our capital 8 times per year, this expected loss rate gives us a comfortable margin

Problem

Material suppliers need to get paid up front while contractors need Net terms

Problem

Contractor

Pain points:

67% of all contractors pay for building materials before getting paid by their customer, creating a hurdle on growth and lost bids



Order building materials
Project start 15-30 days
60 days
90 days
120 days
Financing covered by contractor
15-30 day terms typically offered by vendor
Contractor is typically paid by their customer 45-120 days after purchase.

Material supplier

Pain points:

Credit risk by having to offer 15-30 day terms

Working capital strain by not being paid up-front

Internal costs and processes related to credit and collections

Long turn around on approvals being a hurdle on growth

Solution

Yellowpay is a payment solution making it possible to get Net 120 on all of your building material purchases

Solution

Offline purchase process

1. Customer sends purchase order by phone or email
2. Vendor sends invoice by email

Yellowpay payment process

3. Log in to Yellowpay to accept the offer and pay the invoice
4. Input invoice and recipient details or choose from list
5. Choose payment method
   - BNPL[1]: Upload job contract & select repayment date → Credit check within 24h – invoice paid → Repayment (by ACH, wire transfer, credit card or check)
   - ACH: Select bank account – invoice paid
   - Credit card: Input credit card information - invoice paid



Bill details
Vendor name
Bill amount ($)
Payment method
Bank transfer (ACH)
Pay later (for material purchases only)
Continue
Bill details
Vendor name
Bill amount ($)
Payment method
Bank transfer (ACH)
Pay later (for material purchases only)
Continue

1) BNPL = Buy Now, Pay Later

Value proposition: Yellowpay fundamentally improves material financing for contractors and helps vendors grow their business and reduce credit risk

Contractor

Value-add:

Flexible line of credit, **bridging the payment gap** between when a contractor pays for building materials and when they get paid by their customer.



Building materials ordered
Project start 30 days
60 days
90 days
120 days
Material financing covered by Yellowpay
Invoice is typically repaid in 15-60 days

Flexible and easy B2B invoice payments. Yellowpay can be used to pay all invoices and from all vendors regardless if the vendor is a Yellowpay partner.

yellowpay

Material supplier

Value-add:

Increase sales due to better terms for their customers. White labeled portal to increase customer loyalty.

Improve customer experience with easy and flexible payment process, giving customers more time and options for payment.

Improved cash flow with underwriting and payment in 24 hours.

Reduce financial risk; Yellowpay takes the risk with offering net terms.

Reduced internal costs related to invoicing, credit and collections. Integration with CRM for easy invoice and payment handling.

Business case: We make money by charging an interest on Buy Now, Pay Later

Buy Now, Pay Later

30%	–	6%	=	24%
Average customer APR[1]		APR on line of credit[2]		Spread

2 payment models depending on the vendor relationship with Yellowpay

Payment method	Vendor is a partner	Vendor is not a partner
ACH	Free	Free
Credit card	Contractor: 2.9% fee	Contractor: 2.9% fee
Buy Now, Pay Later	Vendor fee[3]: 2.49% Contractor weekly fee[4]: 0.39% for extended terms	Contractor set-up fee: 2.49% + weekly fee: 0.39%.

1) APR = The Annual Percentage Rate is the yearly interest rate, including fees, expressed as a percentage
2) APR on line of credit is the interest Yellowpay pay on our line of credit at a financial institution
3) Vendor pays for 30 days offered to their customer. Vendor fee is based on the terms they like to offer . 2.49% is for 30 days
4) Contractor pay Yellowpay if they like to extend the payment terms longer than the terms offered by the vendor

Market size: Massive $296 billion building material market, with a potential of net income of $10 billion

$296 billion[1]

Total building material market size and potential credit volume

$10 billion[2]

Net income potential

$38 million

Net income goal 2026

1. https://www.prnewswire.com/news-releases/with-market-size-valued-at-1-4-trillion-by-2026--its-a-healthy-outlook-for-the-global-construction-materials-market-301370017.html
2. Assuming BNPL with an average number of net 45 days
3. This slide is forward looking projections and can not be guaranteed

yellowpay

Credit risk management: Measures in place to minimize losses

3,5%
Expected annual loss rate[1)]

Credit is secured by Mechanics lien[2)] or surety bond[3)]

Best in class underwriting by combining cutting-edge technology and proven processes

Customers are classified into one of three tier levels based on credit and history with Yellowpay

Typical credit lines given: $10,000 – $300,000
Can increase based on history

1) Expected loss rate on our capital base annually, not on our annual credit volume. As we recycle our capital 8 times per year, this expected loss rate gives us a comfortable margin
2) Mechanics lien is a legal claim against a property to ensure payment from property owner. www.findlaw.com/realestate/owning-a-home/understanding-mechanic-s-liens.html
3) Surety bond is a promise to be liable for the debt, default, or failure of another. www.nasbp.org/getabond/about-surety

Mechanics lien: What is it and why it is important

Mechanics lien is a legal claim against a property, used by contractors and material suppliers when they haven't received payments for improvement they made to a property

Why is this important for Yellowpay

When a contractor buy building materials with BNPL, Yellowpay will lien against the property where the material are being installed, making the property owner legally binding for the credit.

The property owner is legally binding for the credit even in the event where they have paid the contractor the full amount, and the contractor have failed to pay Yellowpay.

A building project can not get a sign off permit if there are any liens attached to the project.

Due to these circumstances, a property who receives a notice of lien will usually make sure that all parties contributing to a project are paid, even material suppliers. This payment process is normally done through *joint checks* where parts of the payment can only be collected by the material supplier.

How to file a mechanics lien

Filing of mechanics lien is different in every state, but state law will usually require

- Provide a **Preliminary notice** of lien to the property owner of what is being contributed, typically within 20-60 days after the building materials have been delivered to the project. The property owner can dispute the notice, but this is not common. Its important to know that this is just a notice and not filing of lien.
- If you are not paid, then you can file a **claim of mechanics lien** in the county where the property is located. First when this is filed you have a legal claim against the property owner.
- The property owner typically have 2-6 months to work out a solution before we can file a law suite to recoup our claim.
- If a property owner default, there is **first come first serve** on who gets paid first if there are multiple liens.
- To have a lien filed is something a property owner would like to prevent as it will be in the records of the property owner, even after the lien is resolved.

1) Mechanics lien is a legal claim against a property to ensure payment from property owner. www.findlaw.com/realestate/owning-a-home/understanding-mechanic-s-liens.html
2) Surety bond is a promise to be liable for the debt, default, or failure of another. www.nasbp.org/getabond/about-surety

Underwriting: Modern technology combined with best practice sets new market standards by completing turnaround the next day

Integrations w. data providers

3rd party APIs

PLAID
- Integrate with customer bank to retrieve 2 years of transaction history

dun & bradstreet
- Retrieve business data and credit score

Middesk
- Verify business data and signatory authority

Own proprietary technology

Internal process system

- A comprehensive underwriting process supported by our secure system, with corresponding process support and dashboards

Credit risk modeling

- Accumulation of data (transaction history) makes it possible to develop data driven risk models
- Data warehouse enables **machine learning and powerful predictive modeling** – which will automate credit analysis
- Models will gradually be implemented and improve as data volume increases

Final credit assessment

- **Experienced underwriters** review and complement the automatically generated credit analysis
  - Applying industry-specific analytic tools and experience to best most accurately assess risk in the construction industry[2)]
  - Human/manual process includes reference checks
  - Streamlined process to ensure both quality (low default rates) and efficiency (answer in 24 hours)
- **Credit checks** conducted on both:

Contractor → Project owner

Yellowpay customer

Construction Project

- E.g. Real estate developer: Owner of building project where materials are being used
- Filing of **mechanics lien on the property/ project** makes the project owner economically liable for the credit

Streamlined and data driven process to ensure:

1. **Great customer experience: Faster and easier material financing to contractors**
2. **Great business for Yellowpay: Tech-enabled streamlined process ensures the fastest turnaround in the market**

yellowpay

1) See own slide in appendix for more detailed description on Yellowpay's full technology stack
2) Traditional credit metrics are not the best predictors of risk in the construction vertical

Technology: Leveraging technology to create competitive advantage.

Chosen 3rd party APIs and coding languages enable rapid development and reasonable cost level

Frontend

Presentation layer

Yellowpay user interfaces

Yellowpay web app
A website where customers can pay for B2B orders, and vendors can view payment statistics

APOLLO · React · TS



Invoice details
Vendor name
Nuance Energy Group Inc.
Invoice amount
10000
Payment method
Pay later (for material purchases only)
Bank transfer (ACH)
Continue

Yellowpay iOS app
An app where customers can pay for B2B orders, and vendors can view payment statistics

APOLLO · Swift



Select your bank
Chase
Bank of America
Wells Fargo
Citibank Online
USAA
Enter your credentials
Username
Password
Submit
Reset password

External user interfaces

CRM
Yellowpay is building apps in well-known customer relationship management system's marketplaces letting vendors include a Yellowpay payment link when they send invoices to their customers from their CRM

salesforce · pipedrive · HubSpot

Backend

Business layer

3rd party APIs

Plaid
Bank account connection and verification (PLAID)

Dwolla
Bank transfers (DWOLLA)

DocuSign
Signing documents (DocuSign)

Middesk
Verify business data and signatory authority (Middesk)

Dun & Bradstreet
Verify D-U-N-S number, retrieve business data and credit score (dun & bradstreet)

Business logic

Payment agent
Logic for communication and management of payments

Profile agent
Logic for handling profile creation, verification, and management

Notification agent
Logic for handling notifications to underwriter and vendor

Dashboard & analytics agent
Logic for creating dashboard for vendor and underwriter

Credit check agent
Logic for communication and management of credit checks

Bank verification agent
Logic for communication and managing bank account verification

Signature agent
Logic for communication and management of signatures

External integration agent
Logic for integrating with external systems

Data layer

Database

Database
Datomic is an immutable transactional database chosen to ensure that Yellowpay always has access to historic transactions

Datomic — Data, meet Simple

Own proprietary technology | 3rd party technology

yellowpay

Risk assessment: Preventive processes and measures in place to minimize the possibility and consequence of potential risks

Risk type		Possibility	Consequence	Prevention
Credit risk	Contractor default on payment	Medium	Medium	• Filing of Mechanics lien securing our credit, making the project owner economically responsible for the credit • Best-in-class credit analysis and underwriting process
	Property owner default on payment	Low	High	• Best-in-class credit analysis and underwriting process of the property owner • Filing of Mechanics lien early to get first in line if default
	Payment dispute between vendor and contractor	Medium	Low	• Only work with vendors which we know offer good service • We are not part of the dispute, and the vendor is contractually obliged to hold Yellowpay harmless if there is a price reduction
	Fraud: Fake contractor buys building materials to fake project	Low	High	• Avoid customers that recently have been incorporated and have no history • Investigate reason for recent change of control/ownership • Check of the building project to ensure existence and quality
Macro	Rising interest rates (cost of capital)	*We're not capable of predicting macroeconomic developments ☺*	Low	• Significant increase in interest rates, and line of credit costs, can be (partly) passed on to customers • The APR spread on our BNPL offering represents a significant buffer
	US recession		Low-Med	• Fragmented customer base: Low reliance on few vendors/contractors • Short terms making it possible to quickly adjust risk to a changing economy

Competitive landscape: Checks still dominate B2B payments. Yellowpay is one of few modern options tailored for offline B2B purchases with a BNPL offering

Traditional payment options and financing solutions still dominate the construction sector

Payment options

Check

ACH

Wire

Credit card

Financing options

Bank/loan financing for contractors

Vendor offers net terms to contractor

Cash at hand

Technology-enabled options

Yellowpay, Billd and have tailored solutions for building material financing

Payment for offline purchase

melio

Routable

bill.com

yellowpay

billd

Resolve

No terms

Buy now, pay later

tipalti

stripe

CREDIT KEY

BILLIE

two.

KODO

Payment for online purchase

Competitive differentiators: We stand out from competitors with our laser focus on the construction vertical and our focus on both vendors and contractors

MOAT[1]: Accumulation of data/transaction history from contractors will give us a clear advantage vs. potential new entrants and generalists

		yellowpay	billd.	Resolve	CREDIT KEY
		Construction focused – offline purchases		Generalists w. online/offline offering	
General	Construction focus	✓	✓	✗	✗
	Offline sale	✓	✓	✓	✗
	Online sale (e-comm.)	✗	✗	✓	✓
Vendor	White labeled vendor portal	✓	✗	✓	✓
	CRM integration/app	✓	✗	✗	✓
	Vendor terms[2]	✓	✗	✓	✓
Contractor	Customer terms[3]	✓	✓	✗	✗
	Pay all kind of invoices	✓	✗	✗	✗

Traditional credit metrics are not the best predictors of risk in the construction vertical

1) An economic moat refers to a company's ability to maintain competitive advantages to protect its long-term profits and market share from competitors
2) Vendor terms means that the vendor pays for the first net days (of their choice)
3) Customer terms means the contractor can extend the repayment date beyond standard terms offered by the vendor by paying a weekly fee

Our customers love us and have been longing for a service like Yellowpay for years

*"Yellowpay is doing a **fantastic job as our terms provider**. We are in process of moving all our customers over to their platform and see them as the partner to help us scale our growth for years to come."*
CEO, Distributor

"The Yellowpay system has become the **preferred payment solution** for all of our customers. We can't find any reason to send them anywhere else except Yellowpay. They're fast, friendly, and acutely responsive to both us and our customers."
CEO, Solar manufacturer

"As partners we are more powerful in not only servicing our customer's financial needs, but also in holding them accountable. This partnership is really going to help us grow our business into sectors we hadn't dreamt of before."
CEO, Solar provider

Traction: Yellowpay is available for selected vendors and contractors with $150 million in credit demand

Vendor agreements and pipeline


5.4
Million
Annual gross
revenue from
signed deals
>$150 Million
Signed credit deals
>$500 Million
Credit deals in pipeline

Exceptional early growth

- Service launched in middle of May 2022 with first credit offered to contractors and monthly income of $7000, 100% collection rate.
- We are experiencing high demand for Yellowpay from both vendors and their customers. Signed credit deals for $150 million over the next 12 months. With sufficient capital, net revenue will exceed $5.4 million.
- Signed vendor partners are expanding to other parts of their business and refer us as their primary payment solution to vendors.
- $500 million in credit deals in pipeline which can be closed by end of year.

Go-To-Market strategy: In the short term we have more demand than we can handle with current customers

Short term
(< 1 year)

Existing network
Capitalize on existing network and customers. At the moment we have more credit requests than we have can support.

Medium to long term: New initiatives

Vendor partnerships
Focus on partnering with vendors who have a lot of customers. It's all about building relationships.

Network effect
Customer pays a vendor, and some of the vendors implement the solution.

Marketing: Product, content and digital

- Establish marketing team
- Create great engaging content
- Google and SOME

Referral system
Incentivize a user to refer the service to others.

Cold sales outreach
Cold email and calling to potential vendors.

Business case: Profitable in first year with Net profit of $955000. Targeting $500 million in credit given (i.e. sales) in 2024

Business case

	2022	2023	2024	2025	2026
Sales	57 750 000	220 000 000	500 000 000	750 000 000	1 000 000 000
Total revenue	**57 750 000**	**220 000 000**	**500 000 000**	**750 000 000**	**1 000 000 000**
COGS	- 55 639 000	- 211 959 000	- 481 725 000	- 722 588 000	- 963 450 000
Loss on credit	- 253 000	- 963 000	- 2 188 000	- 3 281 000	- 4 375 000
Payroll	- 242 000	- 1 159 000	- 2 004 000	- 2 705 000	- 3 510 000
Sales & Marketing programs	- 29 000	- 110 000	- 1 000 000	- 1 500 000	- 2 000 000
R&D	- 179 000	- 572 000	- 653 000	- 782 000	- 854 000
Other	- 40 000	- 314 000	- 622 000	- 880 000	- 1 092 000
EBIT	**1 368 000**	**4 923 000**	**11 808 000**	**18 264 000**	**24 719 000**
Interest	- 413 000	- 2 118 000	- 4 813 000	- 7 219 000	- 9 625 000
Net Income	**955 000**	**2 805 000**	**6 995 000**	**11 045 000**	**15 094 000**
Line of credit*	8 500 000	22 000 000	45 000 000	62 500 000	72 500 000
Venture loan	1 000 000	1 000 000	-	-	-
Equity	10 000 000	10 000 000	20 000 000	25 000 000	25 000 000
Total Liabilities & Equity	**19 500 000**	**33 000 000**	**65 000 000**	**87 500 000**	**97 500 000**
Return on equity	10%	28%	35%	44%	60%

Comments

- Sales equals the whole invoice amount when repaid from contractor.
- COGS equals the invoice amount paid to vendor and credit check.
- Credit loss rate sensitivity: Losses can increase from estimated 3.5% to ~15% before the Net income becomes negative.
- Revenue and profit for 2022 is dependent on successfully closing a Series A round before year end. Still profitable if Series A is not closed in 2022.

- We are in talks with several financial institutions to secure the line of credit, but none are secured at the moment. A line of credit will most likely be secured in context with a Series A
- This slide is forward looking projections and can not be guaranteed

Milestones: Strategic road map – focus next 24 months

Developing our underwriting process and customer experience have been focus to date

Next, we plan to further automate and improve underwriting process as data (transaction history) accumulates, and to build a world class team.

Q2 2022

$2 million equity raise + $1 million venture debt.

Offer $2 million a month in BNPL.

Streamline processes to scale for significant volumes.

Sign agreement for line of credit at a financial institution.

Q4 2022

Further equity raise.

Offer $13 million a month in BNPL.

Strengthen the underwriting, customer relationship team and product/development team.

2023

Automate and improve underwriting process as data (transaction history) accumulates. Further strengthen the underwriting, customer relationship team and product/development team.

Offer $22 million a month in BNPL.

2024

Series B raise

Strengthen marketing and sales team and further improve product.
Offer $50 million in monthly BNPL.

This slide is forward looking projections and can not be guaranteed

Team: Strong team of serial founders with complementary skills and profound industry experience

Founders and core management team



EY

Rune Andreas Skog
Co-founder and CEO

Serial founder with strong execution power

- Serial founder with successful exit
- Profound industry experience and network from servicing 100s of contractors within waste management as CEO at Yellowsack
- Previously consultant at EY



Schibsted

Bjørnar Skog
Co-founder and CTO

Tech-leader building awesome customer experiences

- Serial founder
- Experience managing tech-teams of 5-20 people
- More than 20 years experience as a software engineer
- Proven track record of building great customer journeys for the construction industry



Gutterglove®

Nathan Kannady
Chief Commercial Officer (CCO)

Relationship builder and sales hustler

- Grew Gutterglove sales from $4 to $20M in revenue in 3 years
- More than a decade experience with sales in construction
- A great team leader who builds world-class sales organizations



BayWa r.e.

Jason Kannady
Director of fulfillment

Perfectionist who loves structure and credit risk

- 14 years as a controller, last 4 years in the construction space
- Extensive experience with underwriting and credit checks in construction and other professions

+ 2 full stack developers

yellowpay

Join us in our quest to fix material financing and B2B payments within the construction sector

Get in touch: rune@getyellowpay.com